1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

May 11, 2021

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Gary Newberry

    Kevin Vaughn

    Jason Drory

    Suzanne Hayes

Re:      ATAI Life Sciences B.V.

            Registration Statement on Form S-1

    Filed on April 20, 2021

    CIK No. 0001840904

Ladies and Gentlemen:

On behalf of ATAI Life Sciences B.V. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the comment letter from the Staff to Florian Brand, the Company’s Chief Executive Officer, dated May 6, 2021. The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on February 1, 2021 (the “Draft Submission”) and filed a Registration Statement on Form S-1 with the Commission on April 20, 2021 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Our Pipeline, page 3

1.

We note your response to prior comment 8. Please remove the GABA Therapeutics Inc. and DemeRX NB programs from your “Our Pipeline” table. It is not appropriate to prominently highlight these programs in your pipeline table and Summary given that your interest is currently limited to an equity investment in the candidates in development.

May 11, 2021

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the disclosure accordingly in the next amendment to the Registration Statement to remove programs that are classified as equity investments from the “Our Pipeline” table in the Summary.

2.

We note that the second line of your pipeline table indicates that DemeRX is a VIE of which you own 59.9%. This information appears to contradict the last line in the table that indicates your ownership is limited to a 6.3% equity investment. Please revise or explain the apparent inconsistency.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company owns 59.5% of DemeRX IB and owns 6.3% of DemeRX NB, a separate entity. As described in the Registration Statement, DemeRX IB is a non-wholly owned VIE that the Company consolidates based on its controlling financial interest as determined under the variable interest model. DemeRX NB is a separate entity in which the Company accounts for its investment under the measurement alternative in ASC 321.

Corporate Structure, page 8

3.	We note your response to comment 2. Please improve legibility by increasing the font size of the text included in the table.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will increase the font size of the text included in the table in the next amendment to the Registration Statement.

Use of Proceeds, page 100

4.

We note your plans to further revise the Use of Proceeds in future amendments. Your proceeds should be allocated by development program, rather than disclosed in the aggregate. Additionally, we note that your current disclosure appears to indicate plans to fund drug development programs at DemeRx IB and GABA, but your obligations to fund any portion of this development have not been disclosed. Please expand your discussions of these product candidates to describe all agreements related to these development efforts. Your discussion should include all material terms, including rights and obligations under any such agreements such revenue and expense sharing, commercialization rights, milestone payments, royalties, etc. File all development collaboration agreements or provide an analysis supporting your determination that they are not required to be filed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure in a pre-effective amendment to the Registration Statement. The Company respectfully advises the Staff that it intends to aggregate its use of proceeds by stage of development, rather than by development program, as the Company believes this is the appropriate allocation for investors to understand how far the funds from this offering and existing cash will allow the Company to proceed with the continued development of its programs and to meet future value inflection points. In addition, the Company will specify the amount of proceeds that is intended to be allocated to fund specified clinical and development milestone payments for certain of its companies, including with respect to DemeRX IB and GABA.

The revised disclosure will read as follows:

May 11, 2021

“We intend to use the net proceeds from this offering, together with our current capital resources, as follows:

•

approximately $                million to $                million to fund the continued development of our programs at Perception and Recognify, including the completion of our ongoing Phase 2a trial at Recognify and planned Phase 2 trial at Perception, which amount includes payments of $18.0 million upon the achievement of specified clinical and development milestones at Recognify;

•

approximately $                million to $                million to fund the continued development of our programs at DemeRX IB, GABA, Kures, Neuronasal and Viridia, including the completion of our planned Phase 1 trials, which we intend to initiate within the next 12 months. This amount includes payments of $12.0 million, $5.0 million, $10.2 million and $1.5 million upon the achievement of specified clinical and development milestones at DemeRX IB, GABA, Kures and Neuronasal, respectively;

•

approximately $                million to $                million to fund the continued development of the other programs in our pipeline, including designing and conducting preclinical studies, as well as funding discovery, manufacturing and research and development;

•	approximately $ million to $ million to fund the continued development of our enabling technologies;

•

approximately $                million to $                million to fund the acquisition of and development activities related to new programs and enabling technologies; although we have no material agreements, commitments or understandings with respect to any in-license or acquisition, we have and plan to continue to evaluate such opportunities and engage in related discussions with other business entities from time to time; and

•	the remainder to fund working capital and for general corporate purposes.

From time to time, to maintain or increase our ownership position in our atai companies, we may make additional investments in or purchase equity in our atai companies.”

The Company respectfully advises the Staff that, with respect to its plan to fund the programs at GABA, the material terms of its obligation to fund are described on pages 124 and 125 of the Registration Statement. The Company has disclosed all material agreements related to its obligations to fund the development programs at GABA on pages 124 and 125 of the Registration Statement. The Company respectfully submits to the Staff that it will file its omnibus amendment to the GABA PSPA in a pre-effective amendment to the Registration Statement. The Company respectfully advises the Staff that no other material development collaboration agreements with GABA exist.

The Company respectfully advises the Staff that, with respect to its plan to fund the programs at DemeRX IB, the material terms of its obligations to fund are described on page 127 of the Registration Statement. The Company has disclosed all material agreements related to its obligation to fund the development programs at DemeRX IB on page 127 of the Registration Statement. The Company respectfully advises the Staff that no other material development collaboration agreements with DemeRX IB exist.

May 11, 2021

Quantitative and Qualitative Disclosures of Market Risk, page 135

5.

This section addresses interest rate sensitivity and foreign currency exchange risk, but not equity price risk. Please add disclosures to address your exposures to equity price risk, including but not limited to the change in fair value of your equity method investment Compass Pathways plc, under one of the three disclosure alternatives for Item 305 of Regulation S-K, or tell us why you determined that such disclosure was not appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not face equity price risk as it relates to the investment in COMPASS. As of December 31, 2020, the carrying value of the Company’s investment in COMPASS is zero based on the application of ASC 323, Equity Method Investments. Therefore, changes in the underlying equity price do not give rise to a risk of losses in future periods.

Regarding the Company’s equity investments in GABA and Neuronasal, the Company applies ASC 323, Equity Method Investments to investments in the investee’s common stock and the measurement alternative pursuant to ASC 321, Investment in Debt and Equity Securities, to investments in the investee’s preferred stock. Investments in both GABA common stock and Neuronasal common stock were reduced to zero as of December 31, 2020 based on the application of ASC 323, Equity Method Investments. Therefore, changes in the underlying equity price of the common stock of GABA and Neuronasal does not give rise to a risk of losses in future periods.

The Company’s investments in GABA preferred stock and Neuronasal preferred stock absorb losses of the investee pursuant to ASC 323 as the common stock investments have been reduced to zero. Furthermore, the carrying value of the preferred stock investments are evaluated for other than temporary impairment at each reporting period pursuant to ASC 321. The maximum risk of loss in future periods is the carrying value of the investment.

Perception Collaboration Arrangement, page 153

6.

We note your response to comment 13 and do not agree that this agreement is not required to be filed as an exhibit to your registration statement. Specifically, we note that the agreement provided you with an up front payment of $20 million in funding of your product candidates in exchange for licensing rights related to one of your product candidates. It appears that you are substantially dependent on funding provided from the agreement and your future development of PCN-101 may be dependent on potential milestone payments related to regulatory achievements made by Otsuka.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will file the Perception Collaboration Arrangement in a pre-effective amendment to the Registration Statement.

General

7.

Please provide an analysis as to why the company should not be considered an Investment Company under Section 3 of the Investment Company Act of 1940. Please include in this analysis data indicating the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis.

May 11, 2021

Response: The Company respectfully advises the Staff that for the reasons discussed below, the Company is not an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”). An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

•

it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

it is an inadvertent investment company because, absent an applicable exemption, (i) it owns or proposes to acquire investment securities as defined in Section 3(a)(2) of the Investment Company Act having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or (ii) it owns or proposes to acquire investment securities[1] having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income, over the last four fiscal quarters combined, is derived from investment securities.

We are engaged primarily in the business of developing treatments for mental health disorders and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a clinical-stage biopharmaceutical company and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. We operate a decentralized model to enable scalable drug or technological development and we believe that this model provides our development teams the support and incentives to rapidly advance their therapeutic candidates or technologies in a cost-efficient manner. To continue to grow our business and to aid in the development of our various programs, we intend to continue to incubate, acquire and collaborate with companies that share our goal of advancing transformative treatments for patients that suffer from mental health disorders. In addition, our founders are scientists or experienced operators and spend most of their time on clinical studies and other research and development activities, program management, business operations and business development efforts. Accordingly, we do not believe that we are, or following this offering will be, an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above.

Furthermore, we believe that on a consolidated basis less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities in accordance with Rule 3a-12 under the Investment Company Act.

Rule 3a-1(c) requires that a company consolidate all wholly-owned subsidiaries in analyzing its compliance with Rule 3a-1. Therefore, the Company consolidates the assets of its wholly-owned subsidiaries for Rule 3a-1 purposes. As of March 31, 2021, the last date of the Company’s most recent fiscal quarter (the “Quarter End Date”), the Company held direct interests in the following wholly-owned subsidiaries: (i) ATAI Life Sciences US, Inc. (“ATAI US”), (ii) ATAI Life Sciences UK

[1]	Under Rule 3a-1, interests in an entity that is primarily controlled by a company and is not itself an investment company do not count as investment securities of such company.
[2]

Rule 3a-1 also requires that (i) under Section 3(a)(1)(A), a company is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities; (ii) under Section 3(a)(1)(B), the company is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (iii) the company is not a special situation investment company. The Company meets the terms of each of these requirements.

May 11, 2021

Ltd (“ATAI UK”), (iii) Viridia Life Sciences, Inc. (“Viridia”), (iv) IntroSpect Digital Therapeutics, Inc. (“IntroSpect”), (v) EmpathBio, Inc. (“EmpathBio”), and (vi) Revixia Life Sciences, Inc. (“Revixia”). As of the Quarter End Date, and on a consolidated basis, the Company held approximately 98% of the value of its non-cash assets in non-interest bearing receivables that accrue in the ordinary course of business, insurance prepayments, non-clinical trial prepayments and other prepaid expenses, software, hardware and equipment, intangible assets and interests in subsidiaries primarily controlled by the Company (the “Controlled Subsidiaries”) that are not investment companies under the Investment Company Act (collectively, the “Operating Assets”). None of these assets are investment securities for purposes of the Investment Company Act. In addition, as of the Quarter End Date, the value of the Company’s investment securities amounted to approximately $28,631,540 and the value of the Company’s total assets, exclusive of cash items and U.S. government securities, amounted to approximately $1,426,400,058. The Company also derived 0% of its net income after taxes from investment securities. Therefore, the Company derived less than 45% of its net income, after taxes, from Rule 3a-1 investment securities. Based on its assets and the sources of its income, the Company is not an investment company under Rule 3a-1.

As of the Quarter End Date, the Company held direct interests in the following Controlled Subsidiaries: (i) Psyber Inc. (“Psyber”), (ii) Perception Neuroscience Holdings Inc. (“Perception”), (iii) EntheogeniX Biosciences Inc. (“EntheogeniX”), (iv) Kures Inc. (“Kures”), (v) DemeRX IB Inc. (“DemeRX IB”), (vi) Neuronasal, Inc. (“Neuronasal”), (vii) PsyProtix, Inc. (“PsyProtix”), (viii) InnarisBio, Inc. (“InnarisBio”), (ix) Recognify Life Sciences, Inc. (“Recognify”), (x) GABA Therapeutics Inc. (“GABA Therapeutics”), and (xi) COMPASS Pathways plc (“Compass”). With respect to each Controlled Subsidiary, (a) the Company held 25% or more of such Controlled Subsidiary’s voting securities as of the Quarter End Date and (b) every other investor in the Controlled Subsidiary held less than the percentage of voting securities of such Controlled Subsidiary held by the Company. In addition, the Company has the right to appoint two or more members of each Controlled Subsidiary’s board of directors pursuant to a shareholders rights agreement or similar arrangement, except with respect to Compass. The Company did not acquire interests in the Controlled Subsidiaries for the primary purpose of making a profit in the sale of such interests; rather, the Company generally acquires such interests for the purpose of operating its business through its Controlled Subsidiaries. As a result, we do not believe we are a “special situation investment company” as such term has been interpreted by the Commission under the Investment Company Act. The following analysis summarizes the investment company status of each Controlled Subsidiary:

•

Psyber is developing an electroencephalography-based brain-computer interface technology for psychiatric use. Psyber does not have any material assets other than cash. With respect to Psyber’s cash assets, Psyber’s present intention is to spend such cash on research and development, payroll and other operating cash needs. Consequently, Psyber is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

Perception is developing PCN-101, which is a subcutaneous formulation of R-ketamine, the latter a component of ketamine that is a glutamatergic modulator, that has the potential to be used as a rapid-acting antidepressant and an at-home nondissociative alternative to S-ketamine. Perception holds 100% of the value of its non-cash assets in non-interest bearing receivables that accrue in the ordinary course of business, prepaid expenses and interests in a wholly-owned subsidiary that is a holding company for an operating company. With respect to Perception’s cash assets, Perception’s present intention is to spend such cash on clinical studies, payroll and other operating cash needs. Consequently, Perception is not an

May 11, 2021

investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

EntheogeniX is an AI-enabled computational biophysics platform designed to optimize and accelerate drug discovery. EntheogeniX does not have any material assets other than cash. With respect to EntheogeniX’s cash assets, EntheogeniX’s present intention is to spend such cash on research and development, payroll and other operating cash needs. Consequently, EntheogeniX is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

DemeRX IB is developing DMX-1002, which is an oral formulation of ibogaine, a naturally occurring psychedelic product isolated from a West African shrub, that has the potential to be used for the treatment of opioid use disorder. DemeRX IB holds 100% of the value of its non-cash assets in non-interest bearing receivables that accrue in the ordinary course of business, insurance prepayments and other prepaid expenses. With respect to DemeRX IB’s cash assets, DemeRX IB’s present intention is to spend such cash on clinical studies, payroll and other operating cash needs. Consequently, DemeRX IB is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

Kures is developing KUR-101, which is a deuterated version of mitragynine that has the potential to be used for the treatment of opioid use disorder. Kures holds 100% of the value of its non-cash assets in insurance and non-clinical trial prepayments. With respect to Kures’ cash assets, Kures’ present intention is to spend such cash on clinical studies, payroll and other operating cash needs. Consequently, Kures is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

Neuronasal is developing NN-101, which is a novel intranasal formulation of N-acetylcysteine and is believed to stimulate the synthesis of glutathione, an endogenous antioxidant that plays a protective role in the pathogenesis of mild traumatic brain injury. Neuronasal holds 100% of the value of its non-cash assets in non-interest bearing receivables that accrue in the ordinary course of business and interests in a wholly-owned subsidiary that is an operating company. Consequently, Neuronasal is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

PsyProtix is developing metabolomics-based biomarkers that stratify patients with treatment-resistant depression, with the aim to improve patient outcomes through a precision psychiatry approach. PsyProtix holds 100% of the value of its non-cash assets in non-interest bearing receivables that accrue in the ordinary course of business. With respect to PsyProtix’s cash assets, PsyProtix’s present intention is to spend such cash on research and development, payroll and other operating cash needs. Consequently, PsyProtix is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

May 11, 2021

•

InnarisBio is a formulation technology company developing a sol-gel based, intranasal excipient technology. InnarisBio does not have any material assets. Consequently, InnarisBio is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

Recognify is developing RL-007, a gamma aminobutyric acid/nicotinic modulator, which is an orally available compound that is thought to alter the excitatory/inhibitory balance in the brain to produce pro-cognitive effects in clinical conditions, including schizophrenia. Recognify holds 100% of the value of its non-cash assets in non-interest bearing receivables that accrue in the ordinary course of business and prepaid expenses. With respect to Recognify’s cash assets, Recognify’s present intention is to spend such cash on clinical studies, payroll and other operating cash needs. Consequently, Recognify is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

GABA Therapeutics is developing GRX-917, a deuterated version of etifoxine, initially for the treatment of generalized anxiety disorder. GABA Therapeutics is an early-stage research and development company that meets the conditions of the Rule 3a-8 exemption under the Investment Company Act as follows:

○	For the last four fiscal quarters combined, GABA Therapeutics’ research and development expenses comprised 68% of its total expenses for the same period.

○

For the last four fiscal quarters combined, GABA Therapeutics’ net income derived from investments in securities amounted to 0% of twice the amount of its research and development expenses for the same period.

○

For the last four fiscal quarters combined, GABA Therapeutics’ expenses for investment advisory and management activities, investment research and custody comprised 0% of its total expenses for the same period.

○

As of the Quarter End Date, 100% of GABA Therapeutics’ investments in securities were capital preservation investments made to conserve capital and liquidity until the funds are used in GABA Therapeutics’ primary business of researching, developing and managing the clinical development of GRX-917 (the “GABA Therapeutics Business”).

○

As noted above, GABA Therapeutics does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company; rather, GABA Therapeutics engages in the GABA Therapeutics Business.

○	GABA Therapeutics is primarily engaged in the GABA Therapeutics Business as evidenced by:

•

the activities of its officers who are business operators and scientists who dedicate their time to the GABA Therapeutics Business and who do not devote a material amount of their time to managing investments or operating the entity as an investment vehicle;

•	its public representations that it is engaged in the GABA Therapeutics Business;

•	its historical development of the GABA Therapeutics Business; and

•	a resolution that was adopted by its board of directors affirming GABA Therapeutics’ status as a non-investment company primarily engaged in the GABA Therapeutics Business.

○	GABA Therapeutics’ board of directors has formally adopted a written investment policy with respect to its capital preservation investments.

Consequently, GABA Therapeutics is not an investment company in reliance on Rule 3a-8 under the Investment Company Act.

•

Compass is developing its investigational COMP360 (psilocybin) therapy, which comprises administration of COMP360 with psychological support from specially trained therapists, with an initial focus on treatment-resistant depression. Compass holds approximately 89% of the value of its non-cash assets in property and equipment, prepaid expenses and deferred tax assets. With respect to Compass’s cash assets, Compass’s present intention is to spend such cash on clinical studies, payroll and other operating cash needs. Consequently, Compass is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

While the Company does not believe that the investment company status of its wholly-owned subsidiaries is material to the investment company status of the Company, please find below a summary of the investment company status of each wholly-owned subsidiary of the Company, as of the Quarter End Date:

•

ATAI US is the Company’s primary operating subsidiary in the United States (“U.S.”) and employs a significant portion of the Company’s U.S. personnel. ATAI US holds 100% of the value of its non-cash assets in non-interest bearing receivables that accrue in the ordinary course of business, insurance prepayments and other prepaid expenses, hardware and equipment, and intangible assets. With respect to ATAI US’s cash assets, ATAI US’s present intention is to spend such cash on payroll and other operating cash needs. Consequently, ATAI US is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

May 11, 2021

•

ATAI UK is the Company’s newly-formed primary operating subsidiary in the United Kingdom (“UK”) and will employ the Company’s UK personnel. ATAI UK holds 100% of the value of its non-cash assets in hardware and equipment. Consequently, ATAI UK is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

Viridia is developing VLS-01, which is a formulation of N,N-dimethyltryptamine or “DMT”, the active moiety of the traditional, hallucinogenic drink ayahuasca. DMT is characterized by an intrinsically short duration of psychedelic effect with a serum half-life estimated at less than 10 minutes, and VLS-01 is formulated to provide a psychedelic experience lasting 30 to 45 minutes, thus potentially allowing for a shorter clinic visit compared to many other psychedelic compounds that may require a patient to be monitored for four or more hours. Viridia holds 100% of the value of its non-cash assets in non-clinical trial prepayments. With respect to Viridia’s cash assets, Viridia’s present intention is to spend such cash on clinical studies, payroll and other operating cash needs. Consequently, Viridia is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

IntroSpect is a digital therapeutics platform dedicated to improving patient outcomes through personalized care. IntroSpect holds 100% of the value of its non-cash assets in software. With respect to IntroSpect’s cash assets, IntroSpect’s present intention is to spend such cash on research and development, payroll and other operating cash needs. Consequently, IntroSpect is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

EmpathBio is developing EMP-01, which is an oral formulation of a 3,4-methyl enedioxy methamphetamine or “MDMA” derivative being developed for the treatment of post-traumatic stress disorder and has the potential to have an improved therapeutic index compared to MDMA. EmpathBio holds 100% of the value of its non-cash assets in non-clinical trial prepayments. With respect to EmpathBio’s cash assets, EmpathBio’s present intention is to spend such cash on clinical studies, payroll and other operating cash needs. Consequently, EmpathBio is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

•

Revixia is developing RLS-01, which is a formulation of Salvinorin A, a naturally occurring psychedelic compound with pharmacology differentiated from that of psilocybin or DMT, for the treatment of treatment-resistant depression and other indications. Revixia does not have any material assets other than cash. With respect to Revixia’s cash assets, Revixia’s present intention is to spend such cash on clinical studies, payroll and other operating cash needs. Consequently, Revixia is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities.

For the reasons above, the Company does not believe that it or any of its Controlled Subsidiaries or wholly-owned subsidiaries is an “investment company” for purposes of the Investment Company Act.

* * *

May 11, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	(via email)

Florian Brand, ATAI Life Sciences B.V.

Greg Weaver, ATAI Life Sciences B.V.

Ian D. Schuman, Latham & Watkins LLP

Oliver Seiler, Latham & Watkins LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Davis Polk & Wardwell LLP